Exhibit 99.77(c)

ITEM 77C - Matters submitted to a vote of security holders

  An annual meeting of shareholders of Voya International High Dividend Equity Income Fund was held on July 6, 2017 to: 1) elect 4 nominees to the Board of Trustees of Voya International High Dividend Equity Income Fund.

	Proposal	Shares Voted For	Shares Voted Against or Withheld	Shares Abstained	Broker non-vote	Total Shares Voted
Martin J. Gavin	1	6,072,000.880	424,660.000	0.000	0.000	6,496,660.880
Patrick W. Kenny	1	5,857,917.880	638,743.000	0.000	0.000	6,496,660.880
Shaun P. Mathews	1	5,860,018.880	636,642.000	0.000	0.000	6,496,660.880
Roger B. Vincent	1	6,071,701.880	424,959.000	0.000	0.000	6,496,660.880

Proposal passed.